UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Datadog, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value

(Title of Class of Securities)

23804L103

(CUSIP Number)

December 31, 2020

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person OpenView Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person OO

1.	Name of Reporting Person OpenView General Partner III, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person PN

1.	Name of Reporting Person OpenView Venture Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person PN

1.	Name of Reporting Person OpenView Affiliates Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person PN

Item 1(a)	Name of Issuer Datadog, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices 620 Eighth Avenue 45th Floor New York, NY 10018

Item 2

Filing Persons

(a) – (c) Name of Persons Filing; Address; Citizenship:

(i) OpenView Management, LLC, a Delaware Limited Liability Company (“OVM LLC”)

(ii) OpenView General Partner III, L.P. a Delaware Limited Partnership (“OGP III LP”)

(iii) OpenView Venture Partners III, L.P. a Delaware Limited Partnership (“OV III LP”)

(iv) OpenView Affiliates Fund III, L.P., a Delaware Limited Partnership (“OAF III LP”)

OVM LLC and the Funds are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address for each of the Reporting Persons is 303 Congress Street, 7th Floor, Boston, MA 02210.

Item 2(d)	Title of Class of Securities Class A Common Stock, $0.00001 par value per share (“Class A Common Stock”)

Item 2(e)	CUSIP Number 23804L103

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4

Ownership

(a) and (b) Amount beneficially owned:

(i) OVM LLC may be deemed to beneficially own 0 shares of Common Stock, consisting of 0 shares of Class B Common Stock owned by OV III LP and 0 shares of Class B Common Stock owned by OAF III LP, which in the aggregate represents 0.0% of the outstanding Class A Common Stock.

(ii) OGP III LP may be deemed to beneficially own 0 shares of Common Stock consisting of 0 shares of Class B Common Stock owned by OV III LP and 0 shares of Class B Common Stock owned by OAF III LP, which in the aggregate represents 0.0% of the outstanding Class A Common Stock.

(iii) OV III LP directly owns 0 shares of Class B Common Stock, which represents 0.0% of the outstanding Class A Common Stock.

(iv) OAF III LP directly owns 0 shares of Class B Common Stock, which represents 0.0% of the outstanding Class A Common Stock.

(c)	Number of shares as to which such person has:

Number of Class A Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
OVM LLC	-0-	-0-	-0-	-0-
OGP III LP	-0-	-0-	-0-	-0-
OV III LP	-0-	-0-	-0-	-0-
OAF III LP	-0-	-0-	-0-	-0-

(i) Sole power to vote or direct the vote

(ii)  Shared power to vote or to direct the vote

(iii)  Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

Item 5

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. X

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 11, 2021

OPENVIEW MANAGEMENT, LLC

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

OPENVIEW GENERAL PARTNER III, L.P.

By: OpenView Management, LLC, general partner

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

OPENVIEW AFFILIATES FUND III, L.P.

By: OpenView General Partner III, L.P., general partner
By: OpenView Management, LLC, general partner

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

OPENVIEW VENTURE PARTNERS III, L.P.

By: OpenView General Partner III, L.P., general partner
By: OpenView Management, LLC, general partner

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

CUSIP No. 23804L103

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Datadog, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 11th day of February, 2021.

OPENVIEW MANAGEMENT, LLC

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

OPENVIEW GENERAL PARTNER III, L.P.

By: OpenView Management, LLC, general partner

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

OPENVIEW AFFILIATES FUND III, L.P.

By: OpenView General Partner III, L.P., general partner
By: OpenView Management, LLC, general partner

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

OPENVIEW VENTURE PARTNERS III, L.P.

By: OpenView General Partner III, L.P., general partner
By: OpenView Management, LLC, general partner

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact